Exhibit 21.1

Subsidiaries of Gas Ships Limited
Name	Place of Incorporation
VLGC Alpha Owning Ltd	Marshall Islands
VLGC Beta Owning Ltd	Marshall Islands
VLGC Gamma Owning Ltd	Marshall Islands
VLGC Delta Owning Ltd	Marshall Islands
Cardiff LPG Ships Ltd	Marshall Islands
Cardiff LNGShips Ltd.	Marshall Islands
Gas Ships Management Limited	Marshall Islands